January 29, 2026

Marvin White
Chief Executive Officer
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, WA 98121

       Re: Aptevo Therapeutics Inc.
           Registration Statement on Form S-1
           Filed January 28, 2026
           File No. 333-293010
Dear Marvin White:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Mary Wilbourn